BitMovio, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018

BITMOVIO, INC.

TABLE OF CONTENTS



To the Board of Directors
BitMovio, Inc.
Palo Alto, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of BitMovio, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the period from June 5, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
November 1, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

BITMOVIO, INC.
BALANCE SHEET (UNAUDITED)
As of December 31, 2018

ASSETS

Current Assets:

Cash and cash equivalents	$	313,151
Deposits		100
Total Current Assets		313,251
TOTAL ASSETS	$	313,251

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

Liabilities:

Current Liabilities:

Accounts payable and accrued expenses	$	18,243
Accrued expenses		3,918
Total Current Liabilities		22,161

Long-Term Liabilities:

Convertible notes payable	490,000
Convertible notes payable - related party	100,000
Accrued interest on convertible notes payable	10,790
Total Long-Term Liabilities	600,790
Total Liabilities	622,951

Stockholders' Equity/(Deficit):

Common stock, $0.0001 par, 10,000,000 shares authorized, 2,473,375 shares issued and outstanding, 735,262 shares vested, each as of December 31, 2018.	247
Additional paid-in capital	22,872
Accumulated deficit	(332,819)
Total Stockholders' Equity/(Deficit)	(309,700)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$	313,251

See Independent Accountant's Review Report and accompanying notes to the financial statements.

BITMOVIO, INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from June 5, 2018 (inception) to December 31, 2018

Net revenues	$	-
Cost of net revenues		-
Gross profit/(loss)		-
Operating Expenses:		
Research and development		157,965
Sales and marketing		88,931
General and administrative		75,133
Total Operating Expenses		322,029
Loss from operations		(322,029)
Other Income/(Expenses):		
Interest expense		(10,790)
Total Other Income/(Expenses)		(10,790)
Net Loss	$	(332,819)

See Independent Accountant's Review Report and accompanying notes to the financial statements.

-3-

BITMOVIO, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the period from June 5, 2018 (inception) to December 31, 2018

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/ (Deficit)
	Number of Shares	Amount			
Balance at June 5, 2018 (Inception)	-	$ -	$ -	$ -	$ -
Issuance to common stock for services	2,090,000	209	3,564	-	3,773
Issuance to common stock for cash	159,575	16	19,984	-	20,000
Stock option exercises	223,800	22	2,216	-	2,238
Offering costs	-	-	(2,892)	-	(2,892)
Net loss	-	-	-	(332,819)	(332,819)
Balance at December 31, 2018	2,473,375	$ 247	$ 22,872	$ (332,819)	$ (309,700)

See Independent Accountant's Review Report and accompanying notes to the financial statements.

BITMOVIO, INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from June 5, 2018 (inception) to December 31, 2018

Cash Flows from Operating Activities		
Net Loss	$	(332,819)
Adjustments to reconcile net loss to net cash used in operating activities:		
Convertible notes issued for services		75,000
Common stock issued for services		3,773
Changes in operating assets and liabilities:		
Change in deposits		(100)
Change in accounts payables		18,243
Change in accrued expense		3,918
Change in accrued interest		10,790
Net Cash Used In Operating Activities		(221,195)
Cash Flows from Financing Activities		
Proceeds from issuance of convertible notes payable		515,000
Proceeds from issuance of common stock		22,238
Offering costs		(2,892)
Net Cash Provided By Financing Activities		534,346
Net Change In Cash		313,151
Cash at Beginning of Period		-
Cash at End of Period	$	313,151
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non-Cash Financing Activities		
Convertible notes issued for services	$	75,000

NOTE 1: NATURE OF OPERATIONS

Bitmovio, Inc. (the "Company"), is a corporation organized June 5, 2018 under the laws of Delaware. The Company is based in Palo Alto, California. The Company is a Blockchain-enabled gamified video entertainment platform for the Fortnite generation with a freemium model.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2018, the Company has not yet produced operating revenues and is dependent upon additional capital resources for its planned operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the financial statements approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2018.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $157,965 for the period ended December 31, 2018.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company has a net operating loss carryforward of $300,469 as of December 31, 2018. The Company pays federal and California income taxes at a combined effective rate of approximately 28% and has used this effective rate to derive net tax assets of $83,987 as of December 31, 2018, resulting from its net operating loss carryforwards. The Company also has a federal income tax credit for future use of $8,832 as of December 31, 2018. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated revenues or profits since inception, has sustained a net loss of $332,819 for the period ended December 31, 2018, has negative cash flows from operations, and has an accumulated deficit of $332,819 as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: CONVERTIBLE NOTES

During 2018, the Company issued eight convertible promissory notes of varying amounts, totaling to $590,000 as of December 31, 2018. $515,000 was paid by cash and $75,000 was paid in the form of services rendered to the Company. The notes bear interest at 5% per annum and mature two years after issuance in 2020. The balance and accrued interest outstanding on these notes as of December 31, 2018 was $590,000 and $10,790, respectively. $100,000 of the notes are with a related party. Interest expense of $10,790 was incurred on these notes during the period ended December 31, 2018.

The notes are subject to automatic conversion upon a qualified equity financing in excess of $1,000,000 at the lesser of a 20% discount to the offering price in the triggering equity financing or the price per share determined by a $3,000,000 valuation cap on the Company's fully diluted capitalization. In a non-qualified financing, the noteholders may elect to convert into stock under the same conversion terms as a qualified financing. The notes also contain a provision providing that at the holders' elections if and upon a liquidation transaction the notes are repayable at either two times the then outstanding principal, plus accrued interest, or are convertible into the number of shares derived from the price per share implied by a $3,000,000 valuation on the fully diluted capitalization of the Company. The notes also provide that at the majority of the note holders election, upon maturity the note holders can elect to extend the maturity date by 12 months or convert into shares of common stock at the price per share determined by a $3,000,000 valuation cap on the Company's fully diluted capitalization.

The Company determined that these notes contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provision of the automatic conversion feature. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company's stock and the 20% conversion discount, which will be recognized if and upon conversion resolving the contingency.

As of December 31, 2018, none of the convertible notes payable had been converted and all remained outstanding in their full principal amount.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure:

The Company has authorized 10,000,000 shares of common stock with $0.0001 par value. As of December 31, 2018, 2,473,375 shares of common stock were issued and outstanding, while 735,262 such shares of common stock were vested, all respectively.

Stock Issuances

During 2018, the Company issued its founders and employees a total of 1,730,000 shares of common stock at $0.0001 per share. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to various vesting terms contingent upon continuous service with the Company and other terms defined in the agreement, which provide the Company the right to repurchase unvested shares at $0.0001 per share. As of December 31, 2018, 575,104 of these shares of common stock had vested and 1,154,896 remained unvested. Unvested shares vest over a weighted average period of 20 months.

During 2018, two employees early exercised options into 223,800 shares of common stock at an exercise price of $0.01 per share, providing cash proceeds of $2,238. These shares continue the vesting terms under the option agreements and are subject to various vesting terms contingent upon continuous service with the Company and other terms defined in the agreement, which provide the Company the right to repurchase unvested shares at $0.01 per share. As of December 31, 2018, 583 of these shares of common stock had vested and 223,217 remained unvested. Unvested shares vest over a weighted average period of 45 months.

During 2018, the Company issued a restricted stock grant to an employee for 360,000 shares of common stock at an issuance price of $0.01 per share. The $3,600 stock purchase was paid in the form of services to the Company, valued by the Company at $3,600. This stock issuances was conducted under terms of a restricted stock purchase agreement and is subject to various vesting terms contingent upon continuous service with the Company and other terms defined in the agreement, which provide the Company the right to repurchase unvested shares at $0.01 per share. As of December 31, 2018, 0 of these shares of common stock had vested and 360,000 remained unvested. Unvested shares vest over a weighted average period of 46 months.

During 2018, the Company issued 159,575 shares of common stock to an investor at $0.1253 per share, providing cash proceeds of $20,000.

NOTE 6: STOCK-BASED COMPENSATION

2018 Equity Incentive Plan

The Company adopted the *2018 Equity Incentive Plan* (the "Plan"). The Plan permits the grant of stock options, stock appreciation rights, and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock options having a term of up to ten years and a strike price of no less than fair market value of common stock. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 1,130,000 shares of common stock under the Plan. As of December 31, 2018, 518,673 shares of common stock were available for grant under the Plan.

The Company issued a restricted stock grant under the Plan during 2018 for 360,000 shares at an issuance price of $0.01 per share, providing cash proceeds of $3,600. These shares are subject to a 4-year vesting period, with a 1-year cliff.

A summary of options activities during the period ended December 31, 2018 is as follows:

| | December 31, 2018 | |
	Options	Weighted Average Exercise Price
Outstanding - June 5,2018 (Inception)	-	$ -
Granted	265,080	$ 0.01
Exercised	(223,800)	$ 0.01
Forfeited	(13,753)	$ 0.01
Outstanding - end of year	27,527	$ 0.01
Exercisable at end of year	4,770	$ 0.01
Weighted average grant date fair value of options granted during year	$ -	
Weighted average duration to expiration of outstanding options at year-end	9.8	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company calculated its estimate of the value of the stock compensation granted during the period ended December 31, 2018 under FASB ASC 718 and determined the amount was de minimus and therefore did not record any expense for such.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company issued a convertible note to a related party, as detailed in Note 4.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Stock Issuances – Option Exercise

The Company issued 6,000 shares of common stock at $0.05 per share during 2019, providing proceeds of $300 under the exercise of a stock option agreement.

Stock Option Issuances

The Company issued options to purchase 23,100 shares of common stock at $0.05 per share during 2019, subject to vesting terms.

Formation of a Subsidiary

The Company established a wholly owned Singapore subsidiary, BitMovio, Pte Ltd in July 1, 2019.

Convertible Notes

In January 15, 2019, the Company issued $600,000 convertible promissory notes to five investors for total financing of $600,000. The convertible promissory notes bear interest at 5% and will be due and payable by the Company on demand by the Lender within six months. In May 2019, the note holders agreed to extend the maturity an additional six-months, to January 15, 2020.

The notes are subject to automatic conversion upon a qualified equity financing in excess of $1,000,000 at the lesser of a 20% discount to the offering price in the triggering equity financing or the price per share determined by a $6,000,000 valuation cap on the Company's fully diluted capitalization. In a non-qualified financing, the noteholders may elect to convert into stock under the same conversion terms as a qualified financing. The notes also contain a provision providing that at the holders' elections if and upon a change in control transaction the notes are repayable with accrued interest or are convertible into the number of shares derived from the price per share implied by a $6,000,000 valuation on the fully diluted capitalization of the Company, at the holder's election. The notes also provide that at the majority of the note holders election, upon maturity the note holders can elect to extend the maturity date by 12 months or convert into shares of common stock at the price per share determined by a $6,000,000 valuation cap on the Company's fully diluted capitalization.

Management's Evaluation

Management has evaluated subsequent events through November 1, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.